UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 0-22354
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Martek Biosciences Corporation 401(k) Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045

Martek Biosciences Corporation 401(k) Retirement Savings Plan
December 31, 2005 and 2004
Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Summary of Significant Accounting Policies	6
Notes to Financial Statements	9

SUPPLEMENTAL SCHEDULE	12

Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2005	13

Report of Independent Registered Public Accounting Firm
Board of Trustees
Martek Biosciences Corporation
     401(k) Retirement Savings Plan
Columbia, Maryland
We have audited the accompanying statements of net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Martek Biosciences Corporation 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CLIFTON GUNDERSON LLP

Baltimore, Maryland
June 8, 2006

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
INVESTMENTS
Participant directed investments	$11,391,131	$9,166,125

RECEIVABLES
Employer	731,709	589,209
Participants	109,932	102,249

Total receivables	841,641	691,458

NET ASSETS AVAILABLE FOR BENEFITS	$12,232,772	$9,857,583

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS:

Contributions:
Participants	$2,105,705	$1,642,969
Employer	731,487	589,209
Rollovers	137,859	767,332

Total contributions	2,975,051	2,999,510

Investment income:
Net appreciation (realized and unrealized) in fair value of investments	—	254,512
Interest on participant loans	11,521	6,099
Dividends	397,538	86,783

Total investment income	409,059	347,394

Total additions	3,384,110	3,346,904

DEDUCTIONS:

Benefits paid to participants	304,004	375,042
Net depreciation (realized and unrealized) in fair value of investments	704,835	—
Refunds of excess contributions	—	59,239
Fees	82	182

Total deductions	1,008,921	434,463

NET INCREASE	2,375,189	2,912,441

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	9,857,583	6,945,142

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$12,232,772	$9,857,583

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004
The following description of the Martek Biosciences Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan, which was adopted effective as of November 1, 1997, is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all employees of the Company who are age 21 or older. To be eligible for the employer’s discretionary matching contributions participants must be employed at year-end. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan excludes from participation certain nonresident aliens with no income from sources within the United States of America, leased employees and self-employed individuals as defined in the Plan document.
CONTRIBUTIONS
Prior to August 1, 2003, participants were able to contribute to the Plan up to 15% of their annual compensation as defined in the Plan. Since August 1, 2003, participants have been able to contribute to the Plan up to 100% of their annual compensation as defined in the Plan. The Company, the Plan’s sponsor, may provide a discretionary matching contribution and also a discretionary profit sharing contribution to the Plan. During 2005 and 2004, the Company provided a discretionary matching contribution of 50% of participant contributions up to 6% of the participant’s salary.
Rollovers from other qualified plans are permitted. Catch-up contributions, as defined in the Plan, are permitted for eligible participants age 50 or older.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s contribution, the Company’s contributions, and earnings from the participant’s investment accounts.
VESTING
Participants are fully vested in their voluntary contributions. Discretionary matching and profit sharing contributions vest on a 20% graduated scale over a five-year period.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004

INVESTMENT OPTIONS
Participants may direct the investment of their contributions into various investment options offered by the Plan.
LOANS
Participants may borrow up to 50% of their vested account balance. The total of all loans for each participant may not exceed $50,000. The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with market rates for similar loans, as defined in the Plan. Principal and interest payments are automatically deducted from participants’ semi-monthly payroll checks from the Company.
PAYMENT OF BENEFITS
On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments as defined by the Plan. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may elect to defer payment for vested amounts greater than $1,000.
BASIS OF ACCOUNTING
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
INVESTMENTS
Investments in mutual funds and the Company common stock are presented at fair value, based on the quoted market prices at year end. Participant loans are stated at the outstanding principal balance, which approximates fair value. Money market funds are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004
EXPENSES
Administrative expenses of the Plan are generally paid by the Company, the Plan sponsor. Investment expenses assessed by the trustee are paid by the Plan and included in net appreciation in fair value of investments. The Company provides certain accounting, administrative, and investment management services to the Plan for which no fees are charged.
RISKS AND UNCERTAINITIES
The Plan, as directed by participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions.
This information is an integral part of the accompanying financial statements.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — INVESTMENTS
The following presents the Plan’s investments as of December 31 that represent 5% or more of the Plan’s net assets available for benefits:

	2005	2004
Putnam Money Market Fund	$717,864	$607,558

Mutual Funds:
Putnam Fund for Growth and Income	1,466,717	1,352,389
Putnam Voyager Fund	1,273,051	1,191,959
Putnam International Equity Fund	973,201	865,752
Putnam Diversified Income Trust	937,308	803,163
Putnam New Opportunities Fund	931,573	948,681
Putnam Mid Cap Value Fund	653,121	529,642
George Putnam Fund of Boston	633,140	526,598

Company Common Stock	1,118,606	1,493,872
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Company Common Stock	$(984,295)	$(280,051)
Mutual Funds	279,460	534,563

Net (depreciation) appreciation (realized and unrealized) in fair value of investments	$(704,835)	$254,512

NOTE 2 — FEDERAL INCOME TAX STATUS
The Company adopted a Prototype Non-Standardized 401(k) and Profit Sharing Plan with a cash or deferral arrangement, which received a favorable opinion letter on August 9, 2002 from the Internal Revenue Service, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan’s Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 3 — RECONCILIATION OF DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for plan benefits per the financial statements	$12,232,772	$9,857,583
Accrual for participants’ contributions receivable	(109,932)	(102,249)
Accrual for employer contributions receivable	(731,709)	(589,209)

Net assets available for plan benefits per Form 5500	$11,391,131	$9,166,125

The following is a reconciliation of total contributions per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Total contributions per the financial statements	$2,975,051	$2,999,510
Accrual for participants’ contributions receivable	(109,932)	(102,249)
Prior year accrual for participants’ contributions receivable	102,249	88,436
Accrual for employer contributions receivable	(731,709)	(589,209)
Prior year accrual for employer contributions receivable	589,209	283,897

Total contributions per Form 5500	$2,824,868	$2,680,385

The following is a reconciliation of total expenses per the financial statements to the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Total deductions per the financial statements	$1,008,921	$434,463
Dividends	(397,538)	—
Accrual for refunds of excess contributions	—	30,163
Fees	—	(182)

Total deductions per Form 5500	$611,383	$464,444

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 4 — RELATED PARTY TRANSACTIONS
The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds managed by the trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
NOTE 5 — RECLASSIFICATIONS
Certain amounts in the 2004 financial statements have been reclassified to be in conformity with the 2005 financial statement presentation.
This information is an integral part of the accompanying financial statements

SUPPLEMENTAL SCHEDULE

MARTEK BIOSCIENCES CORPORATION
401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Identity of Issue, Borrower, Lessor or
Similar Party	Fair Value
Putnam Money Market Fund*	$717,864

Mutual Funds:
Putnam Fund for Growth and Income *	1,466,717
Putnam Voyager Fund *	1,273,051
Putnam International Equity Fund *	973,201
Putnam Diversified Income Trust *	937,308
Putnam New Opportunities Fund *	931,573
Putnam Mid Cap Value Fund *	653,121
George Putnam Fund of Boston *	633,140
Putnam Capital Opportunities Fund*	505,410
American Funds Growth Fund of America	303,084
T. Rowe Price Equity Income Advisor Fund	301,389
American Funds EuroPacific Growth Fund	259,271
Putnam Research Fund *	245,708
Vanguard 500 Index Trust Fund	209,437
Lord Abbett Small Cap Value Fund	189,662
MSIF Trust Mid Cap Growth	171,018
CRM Mid Cap Value Fund	143,962
Pimco Total Return Fund	101,393

Company Common Stock *	1,118,606

Participant loans, interest rate 4.0% to 9.0%, various maturities	256,216

Total investments	$11,391,131

* Represents a party-in-interest to the Plan.

Exhibits
     The following exhibit is attached to this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit
23.1	Consent of Clifton Gunderson LLP, Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTEK BIOSCIENCES CORPORATION 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Peter L. Buzy
Name:	Peter L. Buzy
Title:	Trustee

Date: June 21, 2006